

with friends

Withfriends is the answer to a major issue plaguing American cities.

Kunal and his co-founders [Joe & Martha] are going to create a more just world, full of beauty and art.

– Columbia Venture Community



Meet the Team







- Serial entrepreneurs of creative sector businesses for young artists

- Appear in mainstream media, public speakers, > 5,000 customer relationships in market

Co-Founder & Engineer

Founder @babycastles video games gallery, CoFounder @thesilentbarn music venue, musician @loudobjects

Co-Founder & Sales/Support

Director, entrepreneur, and resident of music/art spaces in NYC for over a decade incl. @clocktower_nyc @newmuseum @pioneerworks_ @deathbyaudio @thesilentbarn @showpaper

Co-Founder & Product/Design

Artist, designer, and coder who has built transparent enterprise data platforms at clients including at @VarickMedia @ASCAP

Music and art venues need more money now.

Rents rise 7-10%/year - first in major metros and surrounding



Unintentional costs of ultra-easy monetary policy

Apartment List National Rent Report

New financial pressures post-Oakland fire



DIY in Crisis: Has Oakland's Ghost Ship Fire Jeopardized the Underground

Brooklyn DIY Institution Shea Stadium to Close, Citing "Pressure from Authorities"

Traditional options don't work.
They're hungry for a real answer.







Grants are for non-profits, most are small businesses.

Year-end fundraising is tough, competitive, and too slow of a cycle.

Fundraising is a hard skill-assigning to existing staff or volunteers doesn't perform.

Withfriends is a membership platform for cultural spaces.


Choose Your Level
Select a 582 Bent membership level
x
SUPER FRIEND
$5 / month
582 BENT T-SHIRT
Plus:
- 10% discount on tickets
- Monthly newsletter
- Exclusive presales
AMOUNT $ 5 /MONTH
No Thanks
Add Membership

Upsell customers into memberships as they're buying tickets to your events.

Demo


with friends
Sign In
Create Account
Ambient Church
Ambient Church is an experiential event series dedicated to working with artists to bring new ecologies to architecturally unique spaces.
Upcoming Events
BROOKLYN, NY
Help us transform this series into a sustainable organization that makes space for transcendent artistic experience.
Donate:
Monthly
Annually
Once

19% of ticket buyers have become members on Withfriends

which results in …

$15 in additional revenue per ticket sold on Withfriends

PLAY VIDEO

Results



REPORTS

Transactions ▼ in September ▼

Tickets: 63 Transactions

Fundraising: 18 Transactions
29%

Donors: 4 Transactions
6%

Members: 14 Transactions
22%

$5 "Day of Radiance": 4 Transactions
6%

$10 "Structures from Silence": 5 Transactions
8%

$15 "Power Spot": 5 Transactions
8%

104
TOTAL TICKETS PURCHASED

Tickets Sold...	$2497.5
Donations...	$57
New Memberships...	$1740 *
	$4294.5

⏱ Pending   ⬇ Bank Transactions

* $145/mo estimated across a year

Case Study: Ambient Church

Beautiful music/projection mapped video performances at churches

22% of ticket buyers **become members** at avg **> $10/mo**

7% of additional ticket buyers **paid extra** in support

70% resulting increase to their annual revenue

Competition: Points of Differentiation

Eventbrite

- Doesn't convert audiences or ticket buyers into recurrent paying supporters
- In many cities, they are used for meet ups and popup events, not by spaces with regular events programming
- Their clients need membership services but don't have internal resources or desire to provide them

PATREON

- They target individual artist / creators, rather than venues
- They act as an online platform where fans congregate to pay a subscription amount of their choice to creators, and aren't a plug & play software that works at the point of sales
- Their tools only meet the needs of digital creators



drip
(Kickstarter)

- They target individual artist / creators, rather than venues
- They act as an online platform where people subscribe to support creators on an ongoing basis, and aren't a plug & play software that works at the point of sales
- Their business model is murky and unsuccessful for pilots without a digital product

…**no one** meets the needs of entertainment & cultural businesses like **withfriends**

Total Addressable Market

Size and growth of this industry from 2018 to 2022
(Art & Music subset accessible to WF only considered)



$9.5B

$5.5B

Global Fundraising

Culture in Major Cities

Arts & Music in Major Cities

2018   2022

*Data for this analysis was collected from IBIS World, Statista, Fundly, and Strattica Capital





Markets

Arts organizations, music venues, night clubs, museums, community spaces, book clubs - anything with an energized audience and an active events program.

Art Spaces

> 4k in NYC
40k in US (estimated)

(source)

- we earn them **$20k - 100k** annually
- they earn us **$50-200/month**
- incl. **North Brooklyn Farms**, **Park Church Co-Op**, **Harvestworks**, **MOHA**, **Death by Audio Arcade** and > 100 art spaces on withfriends

Music Venues

▲ 28% by 2021

(source)

- we earn them **> $200k** annually
- they earn us **$1k/month**
- including **Le Poisson Rouge**, **Elsewhere**, and 4 music venues on withfriends

Pricing

withfriends helps event organizers earn sustainable income from memberships

- with **no monthly fees.**

withfriends fee*

tickets: **$1 + 2.5%**

memberships: **5%**

donations: **5%**

transaction fee **Powered by stripe**

+ 30¢ + 2.9%



So how do we grow and support our network of invaluable spaces?
With our network of **jewellers**, of course!

Jewellers are passionate
community members who find
our cities' gems all around us
and help them shine



Traction

Accounts



MRR



Sales

Monthly Recurring Revenue



Venues



Our Impact



$100,000
$80,000
$60,000
$40,000
$20,000
0
Community Art
Creative Technology
Environment
Equality (Black & Brown, LGBTQ, Gender)
Experimental Art
Experimental Music
Food Justice
Local Businesses
Spirituality
Theater
Quality Local Nightlife

2,616 supporters have pledged **$218,145** to cultural businesses withfriends so to enjoy quality arts, community, and local nightlife in their cities

12.5% of that support had a direct impact on affordability, environment, food justice, and equality, and spirituality

Raise
$500k

18 months / Small core team + sales and marketing

Goals

By Q1 • $2KMRR via 30 invite-only art spaces ✓

Q2 • Public launch campaign ✓

Q3 • Expand to 350 launched venues (165 matured)
    • $14KMRR
    • Plus 5 large music venues

Q4 • 570 launched venues (350 matured)
    • $32KMRR
    • Plus 8 large music venues (3 matured)

Q4 2019 • 1365 launched venues (1210 matured)
    • Plus 20 large music venues (15 matured)
    • $108KMRR



Technology Services
4.0%
$72,210

Rent & Other Services
3.3%
$25,700

Marketing
12.9%
$235,550

Product
27.4%
$501,000

Sales
51.0%
$930,690



with friends

Thanks!

- Kunal, Joe & Martha

 team@withfriends.co